Exhibit 12

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	Third Quarter		First Nine Months
	2006	2005	2006	2005
Computation of Earnings
Income before income taxes	$8,246	$14,885	$24,865	$35,942
Add:
Minority interest	841	1,201	2,546	3,162
Interest expense	12,087	11,325	35,822	35,100
Amortization of debt premium/discount and expenses	658	680	1,986	1,296
Interest portion of rent expense	301	242	889	778

Earnings as adjusted	$22,133	$28,333	$66,108	$76,278

Computation of Fixed Charges:
Interest expense	$12,087	$11,325	$35,822	$35,100
Capitalized interest	171	41	316	175
Amortization of debt premium/discount and expenses	658	680	1,986	1,296
Interest portion of rent expense	301	242	889	778

Fixed charges	$13,217	$12,288	$39,013	$37,349

Ratio of Earnings to Fixed Charges	1.67	2.31	1.69	2.04